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SilverCrest Closes $25,308,855 Million Bought Deal Financing

TSX-V: SIL | NYSE American: SILV               For Immediate Release

VANCOUVER, BC - August 15, 2019 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the completion of its prospectus offering announced on July 23, 2019 whereby the Company issued a total of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,308,855, including exercise of the over-allotment option in full (the "Offering"). The Offering was led by National Bank Financial Inc. and Desjardins Capital Markets on behalf of a syndicate of underwriters that included Cormark Securities Inc., PI Financial Corp., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Eight Capital, Beacon Securities Limited, Roth Capital Partners, LLC and Scotia Capital Inc. The Company paid the underwriters an aggregate cash commission of $1,252,942. The Company plans to use the net proceeds of the Offering for continued exploration and advancement of the Las Chispas Project to feasibility level and for working capital purposes.

Pursuant to the Company's news release dated July 23, 2019, SSR Mining Inc. ("SSR Mining") agreed to purchase 780,000 shares of SilverCrest at a price of C$5.85 for aggregate proceeds of C$4.6 million in a separate non-brokered private placement. The SSR Mining private placement is scheduled to close within 3 business days of closing of the Offering.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward-looking statements concern the intended use of proceeds and the scheduled closing date for the non-brokered private placement. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.